[MINTZ LEVIN GRAPHIC LOGO OMIITED]                               Chrysler Center
                                                                666 Third Avenue
TODD E. MASON | 212 692 6731 |  tmason@mintz.com             New York, NY  10017
                                                                    212-935-3000
                                                                212-983-3115 fax
                                                                   www.mintz.com

                                                November 7, 2006

VIA EDGAR AND FEDEX

Raquel Howard, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, North East
Washington, DC 20549

         RE:      SERVICES ACQUISITION CORP. INTERNATIONAL
                  ITEM 4.02 FORM 8-K
                  FILED AUGUST 3, 2006
                  FILE NO. 001-32552

Dear Ms. Howard:

     On behalf of Services Acquisition Corp. International (the "Company"), we
respond as follows to the Staff's legal comments dated August 22, 2006 relating to the above-captioned Form 8-K. Please note that for the Staff's convenience, we have recited the Staff's comment and provided our response to such comment immediately thereafter.

1.   Please revise your filing to disclose when you concluded that your financial statements should no longer be relied on.

     WE HAVE AMENDED THE TEXT OF THE FILING IN ACCORDANCE WITH THE STAFF'S
     REQUEST. PLEASE SEE THE AMENDED 8-K FILING.

                                Closing Comments
                                ----------------

     At the request of the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Raquel Howard, Staff Accountant
Securities and Exchange Commission
November 7, 2006

     Please do not hesitate to contact me directly should you require any further information with respect to this filing.

                                                Sincerely,

                                                /s/ Todd E. Mason
                                                ------------------------
                                                Todd E. Mason

cc:  Thomas Aucamp
     Services Acquisition Corp. International